EXHIBIT 99.1

Yamana Gold Exceeds 2018 Production Guidance at Costs in Line With Expectations

TORONTO, Jan. 14, 2019 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) herein announces that fourth quarter and full year production results for 2018 exceeded production guidance for all metals.

FOURTH QUARTER AND 2018 OPERATIONAL HIGHLIGHTS

  Strong production momentum continued into the fourth quarter and for the full year 2018.  Fourth quarter and full year 2018 production results from Yamana’s six mines are presented in the following tables.

Yamana Mines (1) (excluding Gualcamayo)	Fourth Quarter 2018 Preliminary Production	Full Year 2018 Preliminary Production	2018 Full Year Guidance
GEO(2) Production (oz.)	310,400	1,041,300	1,013,000
Gold Production (oz.)	270,200	940,600	920,000
Silver Production (m oz.)	3.265	8.023	7.55
Copper Production (m lbs.)	39.0	129.0	125.0

  Gold equivalent ounce (“GEO”) (2) production from Yamana Mines (1) for the fourth quarter was 310,400, including 270,200 ounces of gold and 3.26 million ounces of silver.  Total Yamana gold production (3) (including Gualcamayo) was 292,500 ounces.  The Company also produced 39.0 million pounds of copper with the Chapada mine delivering on a strong fourth quarter.
  Full year gold and copper production from Yamana Mines exceeded the higher guidance levels set in October of last year while full year silver production exceeded the lower guidance provided at that time. Original guidance set in February 2018 was for 900,000 ounces of gold, 120 million pounds of copper, and 8.15 million ounces of silver.

(All amounts are expressed in United States dollars unless otherwise indicated.)

  Yamana Mines include Chapada, El Peñón, Canadian Malartic, Jacobina, Cerro Moro and Jacobina.
  Gold equivalent ounces (“GEO”) include gold plus silver at a ratio of  81.3, 79.6, and 72:1 for the fourth quarter of 2018, full year 2018, and full year 2018 guidance per guidance provided in press release on February 15, 2018, respectively.
  Total Yamana production includes attributable production from Gualcamayo.

Mine-by-Mine	Fourth Quarter 2018 Preliminary Production	Full Year 2018 Preliminary Production
Gold (oz.)
Chapada	40,800	121,000
El Peñón	38,000	151,900
Canadian Malartic (50%)	84,700	348,600
Jacobina	37,100	144,700
Cerro Moro	45,100	92,800
Minera Florida	24,500	81,600
Yamana Mines (1)	270,200	940,600
Gualcamayo (attributable)	22,300	92,300
Total Yamana (3)	292,500	1,032,900
Silver (oz.)
El Peñón	1,187,000	3,904,000
Cerro Moro	2,078,000	4,119,000
Yamana Mines (1)	3,265,000	8,023,000
Copper (m lbs.)
Chapada	39.0	129.0

(1) Includes production on a pro rata basis for the fourth quarter and full-year of 2018 as the sale of Gualcamayo closed on December 14, 2018.

  Production for all metals was delivered at costs in line with or better than guidance for the full year.
  More detailed information relating to production and costs along with financial results, Mineral Reserve and Mineral Resource estimates, and guidance for 2019 to 2021 will be provided on February 14, 2019.
  Also in the fourth quarter of 2018, the Company completed the previously announced sale of the Gualcamayo mine in Argentina to Mineros S.A.  The Company received consideration with a total value of approximately $85 million, which includes cash proceeds of $30 million, $30 million in additional payments related to the advancement of the Deep Carbonates project, and royalties related to metal production at Gualcamayo and the Deep Carbonates project.  The consideration received offers significant upside in the case of new oxide discoveries, higher gold prices and/or development of the Deep Carbonates project, thereby preserving considerable optionality.  The transaction also includes an option for Mineros to acquire up to a 51% interest in the La Pepa project in Chile.

WORLD GOLD COUNCIL COST REPORTING

The Company also announces that it has adopted the standard for reporting all-in sustaining costs (“AISC”) presented by the World Gold Council (“WGC”).  Yamana, along with other companies, worked with the WGC to create a standard for AISC reporting that is expected to result in a consistent reporting of costs for all WGC member companies that adopt the standard.  The Company is implementing this change effective for reporting periods after January 1, 2019.

GOLD EQUIVALENT DISCLOSURE

Throughout 2018, the Company provided gold equivalent ounce (“GEO”) production and cost metrics that were in addition to detailed information relating to both gold and silver production and costs.  Beginning with 2019 guidance and continuing with subsequent financial and operating results reports, Yamana will use GEO metrics for the Company’s primary operational statistics.

In order to maintain transparency, the Company will continue to provide detailed operational key performance indicators for gold and silver production as part of its quarterly disclosures within the Management Discussion and Analysis reports filed on SEDAR and EDGAR.

FOURTH QUARTER AND FULL YEAR 2018 FINANCIAL RESULTS RELEASE

The Company will release its complete fourth quarter and full year 2018 operational and financial results after market close on Thursday, February 14, 2019 followed by a conference call and webcast on Friday, February 15, 2019 at 9:00 a.m. ET.

Fourth Quarter and Full Year 2018 Conference Call Details

Toll Free (North America):	1-800-273-9672
Toronto Local and International:	416-340-2216
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Passcode:	6784586

The conference call replay will be available from 12:00 p.m. ET on February 15, 2019 until 11:59 p.m. ET on March 1, 2019.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s optimization and expansion plans, strategy, other plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the production and exploration, the impact of declaring commercial production, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration or laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, and the Argentine peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in Mineral Resources and Mineral Reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.